Liquid Media Selects Romans from Mars to Headline YDX VR Experience
Across 14 Arenas

Vancouver, BC – November 14, 2019 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce that it has selected ‘Romans from Mars’ as the first title from its library of games for adaptation into an immersive virtual reality (VR) experience through its partnership with YDX Innovation Corp. (TSX-V: YDX; OTC: YDRMF; FSE: A2PB03) (“YDX”).

Virtual and augmented reality (VR/AR) are two of the fastest growing technologies in the gaming space, with projected market value rising from USD$16.8 billion in 2019 to USD$160 billion by 2023, according to Statista. With games claiming a 48% share of the VR market in 2018 (Statista), and location-based entertainment (LBE) projected to account for 11% by 2023, Liquid has been working to identify owned intellectual property (IP) that can best harness this rapidly growing opportunity and drive value to its shareholders.

As announced in May 2019, Liquid plans to leverage YDX technology to bring classic and future games to Arkave VR in Canada, the United States and Brazil as well as Game On Festival experiences, allowing gamers to play their favorite titles in a whole new way. YDX’s Arkave VR offers free-roaming, multi-player experiences where gamers can walk around inside a virtual world. It can be installed in family entertainment centers, malls, theme parks and other experiential entertainment destinations. YDX has 14 Arkave Virtual Reality (VR) Arenas (“Arkave VR”) in 12 locations across Canada, the United States, the United Kingdom and Brazil, and recently announced a licensing agreement with The Walt Disney Company Brazil to develop a new Arkave VR Arena experience featuring Disney’s iconic intellectual property, Mickey Mouse.

“The projected market growth taking place in VR represents a significant additional opportunity for Liquid Media to monetize its library of games, including its portfolio of retro classics,” said Daniel Cruz, CFO and a Director of Liquid. “We’re thrilled to select Romans from Mars as the first title for adaptation into an immersive VR experience, and incredibly excited to be moving forward on this title with our partners at YDX. Delivering an unforgettable VR experience to gaming enthusiasts around the globe will help to support our mission of driving IP across platforms, while delivering incredible value to Liquid shareholders.”

According to Mordor Intelligence, players will spend USD$4.5 billion on immersive gaming by 2020, as it is 20 times more enjoyable and convenient than traditional alternatives.

“We’re very proud of our partnership with Liquid, and delighted that Romans from Mars will be included in our exclusive slate of games across our network of retail locations,” said Daniel Japiassu, CEO of YDX. “Our team has enjoyed playing Romans from Mars since it launched in 2013, and I’m confident our audience will love experiencing this game like never before.”

About YDX Innovation

YDX Innovation Corp. (TSX-V: YDX) is a technology company that develops products and services and is an expert in immersive technologies like augmented and virtual reality, e-sports events and interactive exhibitions.

The YDX family of companies include:

Arkave VR Arena - www.arkavevr.com - a gaming platform that brings the most immersive virtual reality experience to location-based venues with a highly scalable business model.

Arkave VR has a flagship store in Brazil, two arenas in the United States, a flagship store being built in Canada and is being sold through a network of distributors that will focus on the thousands of family entertainment centers throughout North America, in constant search for innovative attractions.

Game On Festival - www.gameonfestival.com - is a new event under development by YDX that combines e-sports tournaments with a large interactive exhibition about the videogame industry and its history.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content IP spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties) and Board Member Nancy Basi (Executive Director, Vancouver Media & Entertainment Centre). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:
Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:
Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

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